Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 14, 2006 (August 14, 2006 as to the effects of the restatement discussed in Note 19), relating to the financial statements of Alkermes, Inc. (which includes an explanatory paragraph regarding the adoption of DIG Issue B-39 and the restatement of the financial statements discussed in Note 19) and our report on management’s report on internal control over financial reporting, dated June 14, 2006 (August 14, 2006 as to the effect of the material weakness described in Management’s Evaluation of Disclosure Controls and Procedures (as revised)), appearing in the Annual Report on Form 10-K/A of Alkermes, Inc. for the year ended March 31, 2006.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
September 21, 2006